Correspondence

Rodobo International, Inc.
380 Chanjiang Road, Nangang District, Harbin, PRC 150001

December 9, 2009

Via Edgar and Fax

Chris White, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3030
Washington, D.C. 20549-3030

Re:	Rodobo International, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed January 13, 2009
Form 10-K/A for the Fiscal Year Ended September 30, 2008
Filed March 10, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 13, 2009
Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009
Filed August 20, 2009
File No. 000-50340

Dear Mr. White:

The purpose of this letter is to respond to your letter of November 13, 2009 with respect to the above-captioned filings.  For ease of reference, our responses are keyed to your comments.

Form10-K for the fiscal year ended September 30, 2008

Note 1. Organization and Basis of Presentation, page F-6

1.
We note your response to prior comment numbers 4 and 16 with regard to yourconclusion that Harbin Rodobo Dairy Co., Ltd. (“Harbin Rodobo”) and QinggangMega profit Agriculture (“Mega Profit Agriculture”) are variable interest entities (“VIE”).  Your response did not address how you have determined that Harbin Rodobo (prior to January 1, 2009) and Mega Profit Agriculture (subsequent to January 1, 2009) were VIEs and therefore we reissue and clarify our previous comments which requested you to please provide your complete analysis in accordance with paragraph 5 of FIN 46( R) supporting your conclusion that Harbon Rodobo and Mega Profit Agriculture are VIEs.  Your response should clarify the specific conditions in paragraph 5.a, b or c that have been met.

Mr. Chris White

December 9, 2009

Response to Comment No. 1:

In accordance with paragraph 5.b of FIN 46(R), any entity that lacks any of the following three characteristics shall be deemed to be a Variable Interest Entity (“VIE”):

1)	The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity;
2)	The obligation to absorb the expected losses of the entity; or
3)	The right to receive the expected residual returns of the entity.

As stated in our response to the Staff’s prior comment numbers 4 and 16, through certain contractual arrangements with Harbin Mega Profit Management Consulting Co., Ltd. (“Harbin Mega Profit”), both Harbin Rodobo (prior to January 1, 2009) and Mega Profit Agriculture (subsequent to January 1, 2009) not only have entrusted their voting rights to make decisions about their activities to Harbin Mega Profit, but have also given up their rights to receive the expected residual returns and obligations to absorb the expected losses. Therefore, both entities no longer possessed any of the above-mentioned characteristics. Instead, through these contractual arrangements, Harbin Mega Profit has the ability to substantially influence both entities’ daily operations and financial affairs, appoint their senior executives and approve all matters requiring stockholders’ approval. Harbin Mega Profit is obligated to absorb the expected losses as well as to receive the expected residual returns of both entities. Harbin Mega Profit is considered the primary beneficiary of both Harbin Rodobo and Mega Profit Agriculture.

Based on the above analysis, the Company concluded that both Harbin Rodobo and Mega Profit Agriculture have met the conditions described in paragraph 5.b of FIN 46 and are therefore considered VIEs of Harbin Mega Profit.

2.
Your response to prior comment numbers 4 and 16 describe the contractual provisions contained within your investment agreements with Harbin Rodobo and Mega Profit Agriculture, which you believe causes you to consolidate Harbin Rodobo (prior to January 1, 2009) and Mega Profit Agriculture (subsequent to January 1, 2009) as you are the primary beneficiary.  Please address the following additional comments with regard to your response:

•
Your response states that the investment arrangements require Harbin Rodobo and Mega Profit Agriculture to pay a consulting fee to Harbin Mega Profit equal to Harbin Rodobo’s and Mega Profit Agriculture’s net income.  It appears that you have concluded that this causes Harbin Mega Profit to receive a majority of Harbin Rodobo’s and Mega Profit Agriculture’s residual returns.  Please explain whether Harbin Mega Profit would also absorb a majority of Harbin Rodobo’s and Mega Profit Agriculture’s expected losses based on this contractual arrangement.  In this respect, explain how losses are allocated to the variable interest owners pursuant to the investment arrangement.

Mr. Chris White

December 9, 2009

•
Your response also states that Harbin Rodobo’s and Mega Profit Agriculture’s shareholders have pledged and granted Harbin Mega Profit all or part of their equity interests based on the investment agreement.  Explain the rights that the pledged and granted equity interests offer to Harbin Mega Profit.  Explain how the rights under the shares that have been pledged and granted are different from the rights when owned by Harbin Mega Profit.

Response to Comment No. 2:

•
The Company confirms that, based on the contractual arrangement, Harbin Mega Profit is also obligated to absorb a majority of the expected losses of Harbin Rodobo (prior to January 1, 2009) and Mega Profit Agriculture (subsequent to January 1, 2009). The losses shall be allocated to the variable interest owner(s) proportionally to their voting rights.

•
The pledged and granted equity interests offer all the rights to exercise voting power to the person(s) appointed by Harbin Mega Profit. The rights under the shares that have been pledged and granted are the same as the rights when owned by Harbin Mega Profit.

3.
We note your response to prior comment number 7 and reissue and clarify the comment.  Please demonstrate how you determined that Harbin Mega Profit and Harbin Rodobo are entities under common control.  Tell us the names of the shareholders that owned the equity of both Harbin Rodobo and the Company prior to January 1, 2009 and the percentage of the voting ownership interest owned by each shareholder.  Explain how you have evaluated paragraph 3 of EITF 02-5 when determining that common control existed between these entities prior to January 1, 2009.  Please provide the same analysis with respect to Harbin Mega Profit Agriculture.

Response to Comment No. 3:

There was a clerical mistake in our prior disclosure in Note 1. The term “common control” used with respect to Harbin Mega Profit and Harbin Rodobo should have been “common effective  control” and will be revised in future filings. As noted in our response to prior comment number 7, prior to January 1, 2009, the Company owned Harbin Mega Profit through its wholly owned subsidiary,  Mega Profit Limited, while Harbin Rodobo was consolidated into the Company through effective control via a VIE structure.

With respect to Mega Profit Agriculture, Mr. Yanbin Wang and Mr. Xuelong Wang own 85% and 15% interest of Mega Profit Agriculture, respectively. Mega Profit Agriculture is effectively controlled by Harbin Mega Profit through a series of contractual arrangements via a VIE structure. Harbin Mega Profit is owned by the Company through its wholly owned subsidiary, Mega Profit Limited.

Mr. Chris White

December 9, 2009

4.	Revise your disclosure in future filings to disclose the material terms of the investment agreement between Harbin Mega Profit and Mega Profit Agriculture.

Response to Comment No. 4:

As per the Staff’s comment, we will disclose in future filings the material terms of the investment agreement between Harbin Mega Profit and Mega Profit Agriculture.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

5.
We note your response to our prior comment 8.  Please expand your disclosure in future filings to fully describe your revenue recognition policies for formulated powdered-milk products sold through distributors and your bulk powdered milk products sold directly to your end user packaging plants.

Response to Comment No. 5:

Per the Staff’s comment, we will expand our disclosure in future filings to fully describe our revenue recognition policies for formulated powdered milk products sold through distributors and our bulk powdered milk products sold directly to our end user packaging plants.

6.	We note your response to our prior comment 11. Please address the following additional questions:

•
Please clarify the nature of the selling expenses that you classify as an operating expense.  Explain the exact benefit that you receive and how you determine that the selling expenses are sufficiently separable from your products.

•
Please provide more details into the terms of the agreements with your distributors for their marketing efforts.  Specifically, tell us if the reimbursement is contingent on the distributor attaining certain revenue or customer levels or if there are any other conditions for reimbursement of their marketing costs.  Also, tell us if the marketing efforts include any cooperative advertising agreements between yourself and your distributors.

Mr. Chris White

December 9, 2009

Response to Comment No. 6:

•
Marketing and selling expenses include compensation expenses of sales personnel and all related expenses incurred on behalf of us by our distributors in order to help promote our brand awareness, such as advertising expenses, transportation, lodging and meals etc. Because our distributors are scattered all over the country, we may not fully understand the local consumer culture and spending habits of each specific region. By engaging our local distributors in helping promote our products, we can benefit from their expertise in marketing in local markets by cutting our costs and avoiding mistakes.  We believe that these expenses are sufficiently separable from our products because they are not directly related to the costs of manufacturing our products.

•
Pursuant to the agreements with our distributors for their marketing efforts, our reimbursement of the marketing expenses is not contingent on the distributor attaining certain revenue or customer levels or any other conditions. We reimburse our distributors upon presentation of proper receipts for their marketing efforts. The marketing efforts do not include any cooperative advertising agreements between us and our distributors.

Note 7.  Deposits on Land and Equipment, page F-14

7.
We note your response to our prior comment 13 which states that Mega Profit Agriculture was a new start-up company and had no assets at the time of inception.  We reissue our comment which requested you to please provide the material terms of your investment agreement with Mega Profit Agriculture.  In addition, please provide more detail regarding the third party which received payment in the amount of $10.9 million and the terms of your agreement with that party.  Also, we note your financial statements for the quarterly period ended June 30, 2009 continue to reflect these amounts as a deposit.  Tell us and disclose the terms under which you will receive government certification and your expected time frame for receipt of the certification.

Response to Comment No. 7:

•
Under the investment agreement, Harbin Mega Profit was to incorporate a new company, Mega Profit Agriculture, to establish a dairy farm to raise cattle for milking purposes in an effort to control and ensure raw milk sources. The agreement calls for necessary investment be used to purchase land and equipment and perform construction services for the new start-up company.

•
Of the $10.9 million of investments made as of September 30, 2008, approximately $9.9 million is related to the purchase of land and equipment and construction of milk collection stations in the dairy farm of Mega Profit Agriculture, and $1 million is related to renovating construction work at Harbin Rodobo.

Mr. Chris White

December 9, 2009

in $ millions	Thrid party	Contract amount	Amount paid as of 9/30/08	Material terms of agreement
Grassland	Qinggang Country Zhonghe Township Wapailiu Village Committee	3.2	3.2	A
Land	Cheng Xudong	5.1	0.1	B
Grassland compensation	Qinggang Country Zhonghe Township Wapailiu Village	0.3	0.3	C
Milk collection stations equipment	Tianjin Dingsheng Livestock Machinery Factory	0.1	0.1	D
Milk collection stations construction	Heilongjiang Province Chuncheng Construction Company	0.2	0.2	E
Dairy farm construction	Beiging Zhongbo Agriculture Livestock Technology Ltd. Co.	12.2	6.0	F
Total		21.2	9.9

A.
Under the Grassland Leasing Agreement, Mega Profit Agriculture leases a 2,400 acre grassland from Qinggang County Zhonghe Township Wupailiu Village Committee for 26.5 years from July 1, 2008 to December 3, 2034. Mega Profit Agriculture was obligated to pay a total leasing fees of RMB 21.8 million (approximately US$3.2 million) by October 30, 2008.

B.
Under the Land Transfer Agreement, Mega Profit Agriculture leases a 644 acre land from Cheng Xudong for 19.5 years from July 1, 2008 to December 31, 2027. The total fees amounts to RMB 34.7 million (approximately US$5.1 million). Mega Profit Agriculture was obligated to pay a down payment of RMB 0.5 million (approximately US$0.1 million) with the remaining fees to be paid upon the completion of transfer with government authorities.

C.
Under the Grassland Compensation Agreement, Mega Profit Agriculture was obligated to pay a one-time relocation compensation in the amount of RMB 2.0 million (approximately US$0.3 million) to the residents who live on the aforementioned grassland.

D.
Under the Equipment Purchase Agreement, Mega Profit Agriculture was obligated to pay a down payment of RMB 0.5 million (approximately US$0.1 million) upon the execution of the agreement. The vendor will be responsible for installation and testing of the equipment.

E.
Under the Milk Collection Station Construction Agreement, Mega Profit Agriculture was obligated to pay a down payment of RMB 1 million (approximately US$0.2 million) upon its review of the project budget submitted and will pay progress billings as the construction progresses.

F.	Under the Dairy Farm Construction Agreement, the total contract amount is RMB 82,809,998 (approximately US$12.2 million).

An additional $1.0 million is related to construction work at Harbin Rodobo.

Mr. Chris White

December 9, 2009

in $ millions	Third party	Contract amount	Amount paid as of 9/30/08	Material terms of agreement
Lab construction	Mao Changkun	0.5	0.4	G
Coal storage, fence and floor construction	Heilongjiang Province Chuncheng Construction Company	0.4	0.3	H
Plant upgrade construction	Jilin Providince Modern Construction Equipment Engineering Ltd. Co.	0.4	0.3	I
Total		1.3	1.0

G.
Under the Lab Construction Agreement, Harbin Rodobo was obligated to pay a down payment of RMB 3 million (approximately US$0.4 million) upon the execution of the contract and pay the remaining contract amount upon the completion of construction.

H.
Under the Coal Storage, Fence and Floor Construction Agreement, Harbin Rodobo was obligated to pay a down payment of RMB 2 million (approximately US$0.3 million) within 3 days after the execution of the contract and the remaining amount will be paid upon the completion of construction.

I.
Under the Plant Upgrade Construction Agreement , Harbin Rodobo was obligated to pay a down payment of RMB 2 million (approximately US$0.3 million) within 15 days after the execution of the contract and pay RMB 0.7 million (approximately US$0.1 million) upon the completion of construction. A retention fee of RMB 0.3 million (approximately US$0.04 million) will be paid to the contractor one year after the completion of construction.

•
As of June 30, 2009, the equipment has not been received, the site construction has not been completed and the grassland and land have not been put into use. We expect to receive the government certification related to the land by June 2010 or later in 2010.

Note 10.  Shareholder’s Equity, page F-15

8.
We note your response to our prior comment 14.  Please tell us if you had written agreements with your preferred stockholders not to convert their convertible preferred stock and warrants until after the increase of the authorized shares of common stock.  If so, tell us the specific terms of the agreements which provided you control over the conversion of these preferred shares.

Response to Comment No. 8:

The certificate of designation filed by the Company with the Secretary of State of the State of Nevada on October 10, 2008, setting up the voting powers, designations, preferences, limitations, restrictions and relative rights of the Series A Convertible Preferred Stock provided that upon the successful increase of the total authorized shares of common stock of the Company, the Company shall automatically convert such Series A Convertible Preferred Stock into fully paid and nonassessable shares of Common Stock of the Company at the ratio of one share of the Common Stock of the Company for each share of Series A convertible Preferred Stock (then outstanding). With respect to the warrants, the investors holding the warrants confirmed to the Company their consent not to exercise their warrants until after the increase of the authorized shares of common stock. There were no specific terms of any agreement otherwise.

Mr. Chris White

December 9, 2009

Note 11.  Earning per Share, page F-16

9.
We note your response to our prior comment 15 and reissue and clarify our comment.  Your response appears to support a conclusion that the shares should not be considered outstanding and included in the computation of basic earnings per share; we refer you to paragraph 10 of SFAS 128.  However, it does not appear to support a conclusion that the shares should not be included in the computation of diluted earnings per share pursuant to paragraph 11 of SFAS 128.  In this respect, unless the conversion would have an antidilutive effect on earnings per share, the share should be included in your diluted earnings per share calculation.  If you still do not believe that the shares should be included in diluted earnings per share, please support your position with a detailed analysis which includes reference to the accounting guidance that supports your conclusion.

Response to Comment No. 9:

Upon further review, we agree with the Staff’s comment and will include the 12,976,316 shares of convertible preferred stocks in the computation of diluted earnings per share in an amended Form 10-K/A filing for the year ended September 30, 2008, which we expect to file upon conclusion of the Staff’s comment process on  the Company’s Form 10-K/A currently on file.

We acknowledge and understand the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Oded Har-Even, Esq. at (212) 660-5002, or Howard E. Berkenblit, Esq. at (617) 338-2979, both attorneys at Sullivan & Worcester LLP, if you have any questions or require additional information.

Yours sincerely,
/s/ Yanbin Wang
Yanbin Wang, Chief Executive Officer